Mail Stop 4561

June 7, 2006

By U.S. Mail and facsimile to (604) 278-3409.

John G. Robertson
President and Director
Reg Technologies, Inc.
1103-11871 Horseshoe Way
Richmond, British Columbia V7A 5H5, Canada

>   **Re: Reg Technologies Inc.**
>   **Form 20-F**
>   **Filed November 1, 2005**
>   **File No. 000-24342**

Dear Mr. Robertson:

    We have reviewed your response filed with the Commission on March 24, 2006 and have the following additional comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles, page 56

1. We have reviewed your amended Form 20-F filed on March 24, 2006. We believe that the correction to your U.S. GAAP reconciliation contains material

variances as contemplated by Item 17 to Form 20-F and represents a correction of an error as defined by APB 20. Please amend your filing to include the following disclosures:

- Revise your footnote to include tabular presentation of the effect of the restatement on your income and the related per share amounts and label the information as restated. We believe such presentation would include a column representing amounts as originally reported and a column representing the amounts as restated;

- Include an explanatory note of the circumstances leading to the correction of the error; and,

- Please have your auditors revise their opinion to reflect a dual date as of the date you corrected the error in your financial statements, or advise us as to why a revision is unnecessary.

Please refer to paragraph 37 of APB 20

2. You stated in your previous response that you included a reconciliation of the adjustment for the impairment loss on intangible assets to the amount recorded in your income statement prepared under Canadian GAAP, and included additional detail of the individual components that make up that adjustment.   This disclosure could not be located in your amended filing. Please revise to include this information, or advise us.

* * * * *

Please amend your filing within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, and provide any requested supplemental information. Please file your response on EDGAR and, if you choose, provide us with your proposed disclosures to be included in your revised filings. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant